Exhibit 1.01

For More Information:

Investor Relations	Media Relations

Monish Bahl	Scot McLeod
CDC Corporation	CDC Software
678-259 8510	770-351-9600
MonishBahl@cdcsoftware.com	ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation and Executives Plan Additional Share Buyback

CDC Corporation, its Subsidiaries and Executives Purchased 4.8 Million Shares During 2007

BEIJING, ATLANTA, April 29, 2008 – CDC Corporation (NASDAQ: CHINA) focused on enterprise software and online games, announced today that the company and its subsidiaries purchased a total of approximately 3.0 million shares during 2007 at an average price of approximately $6.31 per share. After accounting for these and other previous purchases, the company has approximately $8.5 million remaining in its $60.0 million share repurchase plan. Also during 2007, directors and officers purchased a net amount of approximately 1.8 million shares.

During Q4 2007 and Q1 2008, directors and officers purchased a net amount of approximately 742,137 shares, and the company and its subsidiaries purchased approximately 426,000 shares at an average price of approximately $5.98.

“In light of the growth prospects and position of our core businesses, we believe CDC is undervalued,” stated Peter Yip, CEO of CDC Corp. “The share purchases demonstrate the confidence we have in CDC’s strategy and prospects. Our software business has leading vertical applications and a comprehensive services suite. We are seeing solid trends in our services revenue and installed-base purchases, and we have recently implemented cost control initiatives. CDC Games is one of the leading global online games companies and is poised for its third quarter of strong sequential growth. To further emphasize our confidence, CDC and I are establishing new 10b5-1 trading programs to continue share purchases. Furthermore, our majority-owned subsidiary, China.com, is seeking shareholder approval to purchase $10.0 million of CDC shares.”

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About China.com Inc.

China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the first company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007, and 16pounds in Thailand in January 2008. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. Also in February 2008, CGI launched Lunia, its first game in North America, and is planning several new games for Southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to, among other things, our belief that CDC is undervalued, our beliefs regarding trends in CDC Software’s services revenue and installed-base purchases, our beliefs regarding the continuation and extent of management and company purchases of CDC shares, the completion and effect of the company’s share repurchase programs and other statements which are not historic fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions in accordance with the company’s and its subsidiaries’ business strategies; (d) the effects of restructurings and rationalization of operations; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful products and services; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy products and services that meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s and its subsidiaries’ products and services; (k) continued commitment to the deployment of the company’s and its subsidiaries’ products and services, including enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (n) demand for, and market acceptance of, new and existing enterprise software and services and the positioning of the company’s solutions; (o) the popularity and market acceptance of CDC Games’ existing and new games; and (p) the continued growth of the online games industry in our target markets, including China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.